Filed by Albemarle Corporation

(Commission File No.: 1-12658)

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Rockwood Holdings, Inc.

(Commission File No: 1-32609)

THOMSON REUTERS STREETEVENTS

EDITED TRANSCRIPT

ALB - Albemarle Corp at KeyBanc Capital Markets Basic Materials & Packaging Conference

EVENT DATE/TIME: SEPTEMBER 09, 2014 / 02:00PM GMT

FORWARD LOOKING STATEMENTS

Some of the information presented in this transcript and the accompanying presentation, including, without limitation, statements with respect to the proposed transaction with Rockwood Holdings, Inc. (“Rockwood”) and the anticipated consequences and benefits of the transaction, the targeted close date for the transaction, product development, changes in productivity, market trends, price, expected growth and earnings, cash flow generation, costs and cost synergies, portfolio diversification, economic trends, outlook and all other information relating to matters that are not historical facts may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. There can be no assurance that actual results will not differ materially. Factors that could cause actual results to differ materially include, without limitation: the receipt and timing of necessary regulatory approvals; the ability to finance the transaction; the ability to successfully operate and integrate Rockwood’s operations and realize estimated synergies; changes in economic and business conditions; changes in financial and operating performance of our major customers and industries and markets served by us; the timing of orders received from customers; the gain or loss of significant customers; competition from other manufacturers; changes in the demand for our products; limitations or prohibitions on the manufacture and sale of our products; availability of raw materials; changes in the cost of raw materials and energy; changes in our markets in general; changes in laws and government regulation impacting our operations or our products; the occurrence of claims or litigation; the occurrence of natural disasters; political unrest affecting the global economy; political instability affecting our manufacturing operations or joint ventures; changes in accounting standards; changes in the jurisdictional mix of our earnings and changes in tax laws and rates; volatility and substantial uncertainties in the debt and equity markets; technology or intellectual property infringement; decisions we may make in the future; and the other factors detailed from time to time in the reports we file with the Securities and Exchange Commission (“SEC”), including those described under “Risk Factors” in the preliminary joint proxy statement / prospectus filed by Albemarle Corporation (“Albemarle”) and Rockwood in connection with the transaction, and in our Annual Report on Form 10-K and our Quarterly Reports on Form 10-Q. These forward-looking statements speak only as of the date of this communication. We expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

INFORMATION WITH RESPECT TO ROCKWOOD

Information with respect to Rockwood, including non-GAAP information, is taken or derived from Rockwood’s public filings and Rockwood’s management estimates and we take no responsibility for the accuracy or completeness of such information. It should be noted that this transcript and the accompanying presentation contains certain financial measures, including Net Sales, and Segment Income, that are not required by, or presented in accordance with, accounting principles generally accepted in the United States, or GAAP. These measures are presented here to provide additional useful measurements to review our operations, provide transparency to investors and enable period-to-period comparability of financial performance. A description of non-GAAP financial measures that we use to evaluate our operations and financial performance, and reconciliation of these non-GAAP financial measures to the most directly comparable financial measures calculated and reported in accordance with GAAP, can be found in the Investors section of our website at www.albemarle.com, under “Non-GAAP Reconciliations” under “Financials.”

OTHER IMPORTANT INFORMATION

In connection with the proposed transaction, Albemarle and Rockwood have filed with the SEC a Registration Statement on Form S-4 (the “Registration Statement”), which includes the preliminary joint proxy statement of Albemarle and Rockwood and which also constitutes a preliminary prospectus of Albemarle. The information in the preliminary joint proxy statement/prospectus is not complete and may be changed. The definitive joint proxy statement/prospectus will be mailed to stockholders of Albemarle and Rockwood after the Registration Statement is declared effective by the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO), BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the Registration Statement and joint proxy statement/prospectus, as well as other documents filed by Albemarle and Rockwood, at the SEC’s website (www.sec.gov). Copies of the Registration Statement and joint proxy statement/prospectus and the SEC filings that will be incorporated by reference therein may also be obtained for free by directing a request to either: Albemarle Corporation, 451 Florida Street, Baton Rouge, Louisiana 70801, USA, Attention: Investor Relations, Telephone: +1 (225) 388-7322, or to Rockwood Holdings, Inc., 100 Overlook Center, Princeton, New Jersey 08540, USA, Attn: Investor Relations, Telephone +1 (609) 524-1101.

Albemarle, Rockwood, their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Albemarle’s directors and executive officers is available in its proxy statement filed with the SEC by Albemarle on March 28, 2014, and information regarding Rockwood’s directors and executive officers is available in its proxy statement filed with the SEC by Rockwood on March 28, 2014. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the Registration Statement and the joint proxy statement/prospectus (or will be contained in any amendments or supplements thereto and in other relevant materials to be filed with the SEC, when they become available). These documents can be obtained free of charge from the sources indicated above.

CORPORATE PARTICIPANTS

Luther C. Kissam Albemarle Corporation - President, CEO

Matthew K. Juneau Albemarle Corporation - SVP, President- Performance Chemicals

PRESENTATION

Unidentified Company Representative

Hello. I’d like to introduce CEO Luke Kissam of Albemarle. He’ll give a presentation on the company, and then we’ll have Q&A after that. I’d like to introduce Luke.

Luther C. Kissam - Albemarle Corporation - President, CEO

Thank you very much. Can everybody hear me okay? There’s an echo in my ear. Can you all hear the echo or is that just me? Guess it’s just me, so we’ll go ahead.

Well, good morning, and thank you for your interest in Albemarle. Today’s presentation we’re going to do in two parts. The first part I’m going to talk a little bit about the proposed Rockwood transaction, and then I’m going to turn it over to Matt Juneau, President of our Performance Chemicals business, who’s going to do a little bit of a deep dive into our bromine business.

Before we get started, I must note that certain statements during our discussion today regarding the proposed Rockwood transaction, as well as certain statements regarding or relating to Albemarle’s plans, models or strategies and expectations, regarding the future performance of the company, may constitute forward-looking statements within the meaning of Federal Securities law. Please note the cautionary language about our forward-looking statements, contained in our filings with the SEC, including those related to the transaction. That same language applies to statements made today. Shareholders and investors should review these filings carefully, as they also contain important additional information about the transaction.

Please also believe that our comments today regarding our financial results excludes discontinued operations, special and non-operating items. Reconciliations related to any non-GAAP financial measures discussed may be found in our press releases, our earnings presentations, which are posted on our website at www.albemarle.com.

So with that, let’s get started.

We believe that the combination of Albemarle and Rockwood is going to create a premier specialty chemical company with market-leading positions across four very attractive, high margin growth businesses in lithium, catalyst, bromine and surface treatment. The combined asset base of the new company should rival that of any in the specialty chemical space, and the businesses will be built upon differentiated performance-based technologies and innovative solutions.

Nearly our entire suite of products represent technologies comprising a small percentage of the cost of the ultimate end product but many times delivering critical performance-enhancing qualities. If you look at that across our portfolio, whether it’s a hydro-processing catalyst used to reduce sulfur for diesel fuel specifications, a FCC catalyst that allows a refiner to increase the productivity of their product slate, one of our brominated flame retardants that allows connectors or servers to meet the flame retardant standards, lithium providing efficient energy storage in electronic devices or electronic automobiles, or one of the surface treatments that make the metal surface in a car or an airplane more resistant to erosion.

We will have a portfolio of products across our businesses that are going to be sold not on what they cost but on the performances that they bring.

And looking at the overall transaction, Rockwood shareholders are going to receive $50.65 in cash and 0.4803 shares of Albemarle stock per Rockwood share. In terms of financial impact, we expect the deal to be accretive to cash earnings in year one, accretive to adjusted EPS in year two and substantially accretive thereafter. And while this deal is primarily focused on growth, we are committed to delivering $100 million in annual cost synergies from the combined company over the first two years.

We’re confident in our ability to deliver these synergies. About half of those are going to come from eliminating duplicate costs. The remainder are going to come from a more streamlined organizational structure with fewer layers of management, asset and site consolidations, implementing the best practices of both companies across the whole, and by leveraging our increased scale to realize improved sourcing costs.

Rockwood’s current operating model resembles more of a holding company with autonomous standalone GBUs reporting to corporate. Albemarle is run as an integrated company which offers opportunities from an efficiency standpoint without impacting, in any way, the way the businesses go to market or the customer experience that they enjoy today.

With respect to integration, it’s important that we’ve established a joint integration team, which includes members from both companies to focus on functional and cross-functional processes and opportunities for savings. We’ve engaged one of the top integration consulting firms who has a proven track record and a successful integration model to help us in this process.

Rockwood and Albemarle both have a deep, talented pool of employees who will be coming together to form an even better and more profitable company. I am confident in achieving the $100 million in cost synergies over two years. We have teams fully dedicated to identify, quantify and capture these synergies.

While we did not forecast revenue synergies, we are also committed to unlocking any and all cross-selling opportunities to accelerate growth and also have dedicated teams searching for these softer synergies, as well.

Upon the completion of the transaction, Albemarle will be the number one or number two player in four global businesses with very attractive EBITDA margins ranging from the mid-20s to the high 30%.

From a lithium and bromine standpoint, the Company will be a global leader in two mineral extraction and processing businesses. Our market positions within bromine and lithium are compelling and Albemarle was attracted to lithium in part because of the similarities it has with our bromine business. Both have solid growth trajectory with the lithium driven by mobile batteries and bromine by digitalization and the new uses that Matt will discuss in a few minutes.

Moving to the other two segments of the portfolio, catalyst and surface treatment, each is characterized by a need for constant innovation to solve the ever-changing challenges of our customers and by high technical service skills. In both, you’re not selling a product; you’re delivering a differentiated solution that was accompanied by a high technical service component. We expect all core businesses to generate extremely strong cash flows.

If we look closer at lithium and bromine, both are very similar from a value chain perspective. In both, we have access to the best and lowest cost sourcing locations in the world and enjoy high barriers to entry. Additionally, both go to market in a similar fashion. There are even some common end markets that we serve which should provide for additional cross-selling opportunities.

The true value of both of these minerals comes from their value-added derivatives that are used in a wide array of markets. While the derivatives may be a small cost to the manufacturer, the ultimate end product would be unable to function without a lithium or the bromine derivatives providing the performance that it does. These two elements offer great diversity in use and ultimately will yield strong margins based on performance and demand.

The newly combined company will also benefit from a broader geographic reach and greater diversity across attractive end markets. With this diversification of end markets, we dramatically expand our addressable markets and reduce our reliance on any one single market or region and we enhance our potential for consistent and predictable growth as a company.

The Company offers attractive growth opportunities with lithium expected to grow from a wide range of diverse end markets with the proliferation of electronic devices and energy storage. There also remains a substantial upside for growth in the automotive industry but we’re not hinging our growth expectations on electronic vehicles.

In bromine, we expect a variety of sources of growth in multiple end markets which Matt will discuss in greater detail later.

Catalyst growth will continue from rising fuel consumption in developing markets, improving environmental standards and increasingly complex crude slate and growth in polyolefin demand.

And in surface treatment, growth will be driven by transportation and aerospace applications around the globe.

I want to emphasize the free cash flow capacity of these businesses. The combined businesses have low CapEx requirements going forward. As Albemarle and Rockwood have already built for the future with all major CapEx requirements across the portfolio having been completed.

As Rockwood has previously stated, the one exception to this would be the need for additional lithium hydroxide capacity to supply the growth in those markets, particularly Tesla’s recently announced Gigafactory. As a result, we expect free cash flow of over $500 million per year, allowing us to quickly delever, achieving our target net debt to EBITDA ratio of 2.0 to 2.5 times by as early as 2017.

We’d be comfortable running the business at this level using the excess cash flow for increased dividends, future investments or for share buybacks.

Although we expect the new company to generate over $500 million of free cash flow in 2015, a large portion of that cash flow is already earmarked. As a result of some excellent tax and deal structure work on the part of our team, we’re currently estimating that a large portion of year one free cash flow will go toward tax payments related to the cost of repatriating somewhere between $4 billion to $4.5 billion worth of cash from overseas to the US. That’s about $2 billion on the balance sheet as of closing and an additional $2 billion to $2.5 billion that will be generated over time.

We expect that the tax cost to repatriate this cash will be modest — single digit, from a percentage standpoint, significantly below the standard 35% US federal tax rate. The key takeaway is that this acquisition, just like any other acquisition, created a unique tax opportunity to improve our cash liquidity in the US and the ability to access the cash necessary to deleverage our US debt and to return additional capital to our shareholders.

This transaction is really all about growth. It’s about growth that’s more consistent and predictable than either company had as a standalone. It’s growth that will generate outstanding cash generation and create long-term shareholder value.

The deal’s going to create a specialty chemical company with one or two global positions across four attractive growth businesses in lithium, bromine, catalyst and surface treatment. Each segment has attractive growth prospects, excellent margins and solid market dynamics.

The transaction will bring together two groups of employees with a proven track record of delivering market-leading technology, product innovation and customized performance-based solutions for their respective customers. In short, we believe the transaction will create this premier specialty chemical company and create long-term shareholder value for many years into the future.

And with that, I’ll turn the podium over to Matt Juneau, President of our performance chemicals business, who will update you a little more on the bromine business.

Matthew K. Juneau - Albemarle Corporation - SVP, President- Performance Chemicals

Okay, thank you, Luke. Today, I’m going to give a brief overview of the various bromine-based businesses which form the majority of our performance chemicals GBU.

Those businesses are concentrated in two segments: fire safety solutions, where we are a global leader in brominated flame retardant; and specialty chemicals, which manages our bromine reserves, assets and production and contains a number of bromine-based businesses with good growth prospects.

I’ll focus on the key growth drivers for these businesses during our discussion, but note that these are global businesses with a diverse customer base representing a wide range of end markets.

As we go through the presentation, I’d like to focus your attention on three themes: first, the value that we bring to customers and shareholders via our position in bromine and bromine chemistry; second, global bromine reserves and the supply/demand situation; and third, the market segments and applications that present important growth opportunities for bromine chemistry over the next several years.

To introduce these themes, let me start by reminding you that there are a limited number of competitors and high barriers to entry in the bromine area. This is driven by the limited areas in the world with good reserves, the capital and expense required to recover bromine on a large scale, and the nature of the molecule itself. It’s high density, other properties and stringent health safety and environmental requirements lead to the need for special containers and handling for shipment.

These factors make production of most derivatives at the same location where bromine itself is recovered more favorable, which is definitely the case of Albemarle. Indeed, the great majority of our sales are generated through derivatives and not through sales of elemental bromine. And almost all of those derivatives are produced where we also produce bromine.

This slide highlights the value that we deliver through our position in bromine and that derivatization that I just noted. As the chart on the left shows, Albemarle has delivered significant value through its bromine businesses over the last 10 years.

The profitability of our fire safety solutions portfolio has increased substantially and our specialty chemical products based on bromine, the non-flame retardant products, if you will, have grown from a small portion of our overall bromine-based profitability in 2004 to represent a much more important part of our overall franchise in 2013.

We’ve been able to accomplish this due to our position in the industry, coupled with our ability to create value through technology, service and applications knowledge. The chart on the right highlights this value. Almost all of our derivatives, both FR and non-FR, bring additional value beyond their bromine content — value that is reflected in both pricing and profit contribution.

As I just said, our position in bromine itself is really fundamental to the value that we deliver in our bromine-based businesses. With access to brine reserves from the Dead Sea through our Jordan bromine company venture, and southern Arkansas through our Magnolia plant, we are the only player in the world with access to the two best sources of bromine in the world.

As the chart showing bromine concentration indicates, these two locations are 2.5 to 5 times the concentration of the next best reserves in India and 25 to 50 times the concentration of China’s reserves in Shandong province. In addition, while production and reserves in China and India are limited, and in the case of China clearly declining, southern Arkansas has reserves with 50 plus years of lifetime and the Dead Sea is, in practical terms, an infinite resource.

This leads to our view that China, India and seawater production, which is about three times less concentrated than China’s brine reserves, are all ultimately noncompetitive, which says that about 20% of current global capacity is at risk over time.

On the next three slides, I’d like to discuss key markets for bromine-based products with growth prospects over the next three to five years of GDP or better. First, in the flame retardants area, we’ve seen a decline in the last several years in the use of flame retardants and personal computers and notebooks due to the rise of smartphones and tablets. However, this increase in mobile computing is driving an explosion in mobile data traffic which has driven significant server growth that is countering the reduced demand for flame retardants in PCs and notebooks. In fact, in 2013, servers overtook desktop PCs as the largest consumer of flame retardants and circuit boards.

Similarly, if you purchased a new car recently, you surely noticed the increased presence of electronics in that car which is driven by government mandates and consumer choice in areas like fuel economy, safety, luxury and infotainment features and by the growth of hybrids. All of these electronics features lead to demand for printed circuit boards, connectors and wiring cable and all of those are prime application areas for the use of flame retardants. Cars are just one example of how the explosion of electronics in our daily lives will drive new flame retardants demand in the future.

Now I’d like to cover three key applications for bromine chemistry in our specialty chemicals business. First, the use of bromine-based clear completion fluids around the world continues to grow. Deepwater drilling in the Gulf of Mexico has traditionally been the driver for these products and it continues to be a key part of our business. However, globalization is playing an ever more important role, as demonstrated by the rapid growth of completion services around the world, particularly in the Middle East and Asia Pacific since 2012 and note the projections through 2016.

As the only player in the world with production in two locations, we are geographically well-positioned to serve this growth. Plus, our venture in Jordan creates some natural advantages in the Middle East as use of clear brine fluids there continues to grow.

Prior to starting up our venture in Jordan, this was a small business for Albemarle solely focused on the Gulf of Mexico. Today it’s a global business and it’s the second largest driver for bromine consumption after flame retardants. We see a bright future for this business with continued growth trends in the Middle East, Gulf of Mexico, and Southeast Asia, and potential for West Africa, Mexico, and South America to also become important parts of our business.

On the right side of the slide, we highlight bromobutyl rubber, which is a key component of steel-belted radial tires. This has been an important outlet for bromine in the developed world for many years and it’s benefiting there today from the recovering car sales.

However, the more significant growth story over time is in the developing world and it’s based on two factors. First is the potential increase in car ownership rates. For example, China sales are still only about 20% to 25% of the US on a per capita basis. And second, radial tire penetration in countries like China and India still has much room for growth, particularly in commercial vehicles.

And finally, the last major demand driver we’ll discuss is the newest significant use for bromine, and it’s also the one that’s poised to grow most rapidly in the next few years. The use of bromine or bromide salts to reduce emissions in mercury from coal-fired power plants has been highly publicized in the last few years. To-date that market’s developed in North America based on the Section 45 program that creates a tax credit opportunity for utilities that reduce their emissions and on regulations that exist in about a dozen states.

Our estimate is that in 2013, these two drivers led to the use of about 15,000 tons of bromine in North America to reduce mercury emissions. In the second quarter of 2015, the nationwide EPA MAT standard, which has recently been upheld by a D.C. appellate court, is set to become a requirement. Once it’s fully in place, we expect bromine consumption to top out somewhere north of 30,000 tons a year in North America. This represents a significant use for bromine that could additionally be increased significantly by a factor of two or more if China were to implement similar standards. While that’s an opportunity that’s not in our forecast, it’s one we continue to pursue.

And, finally, I’d like to discuss briefly our bromine task force. In 2013, we launched a new R&D effort focused solely on developing new uses for bromine. This group is looking for home runs as opposed to incremental growth. At our May investor day, we discussed two potential new uses: grid energy storage and gold extraction, where bromine can potentially be used instead of cyanide.

While these applications may be five or more years away, we are actively and aggressively reviewing and researching multiple potential new users with over 160 project concepts, 10 emerging projects and four active programs. Albemarle has a history of evolving its bromine business over time and we’re confident that the unique properties of bromine will continue to lead to new applications and uses for this versatile element.

We see substantial upside in the bromine business, and as shown on this slide, performance chemicals has target segment margins of 27% to 30%. To give you an idea of the leverage we have in the business, note that each incremental ton of bromine we sell in some form delivers additional profits of over $3,000 per metric ton based on our current weighted average for derivatives production.

Today we estimate that the industry is operating at 65% to 70% of capacity. So, as the growth areas we’ve discussed drive increased utilization, we’ll see a significant margin kick as we already have capacity in place to serve increased demand.

In addition, in an environment with capacity utilization similar to 2011, we would expect pricing improvement versus today’s levels. These two factors, combined with improvements in our minerals business and the impact from the recently concluded sale of our ibuprofen and propofol businesses, should bring us to that 27% to 30% target.

Obviously there are uncertainties. What will the GDP growth rate be? How fast will these markets really grow? But we believe these targets are achievable over a three to five year timeframe. We remain confident in the business and in its quality and durability.

Consider that in today’s relatively weak volume and price environment, our segment margins in performance chemicals remain in the low 20% range. If the lower margin minerals and fine chemistry services businesses are excluded, our bromine-based businesses would show margins north of 30%.

Finally, let me close with an anecdote. Many years ago when Albemarle was part of Ethyl Corporation, the Company got into bromine to make ethylene dibromide which was a scavenger for leaded gasoline. As that application went away, we handled that transition and became a major player in flame retardants and in a variety of applications for bromine.

In just the last six years, we’ve seen an application mercury control go from zero to 15,000 tons and expect it to at least double going forward. As you have heard today, we have much confidence in the future for flame retardants. However, just as we’ve done with mercury control, we always want to be focused on driving new uses of bromine and we are confident that we have the right resources, assets, and people in place to drive this business to significantly improve performance over time.

Thank you. And with that, we’ll open it up for questions.

QUESTION AND ANSWER

Unidentified Audience Member

(inaudible — microphone inaccessible)

Luther C. Kissam - Albemarle Corporation - President, CEO

So, the question on that was are there any industries where the price of bromine actually influences demand of the end product. Is that correct? Go ahead, Matt.

Matthew K. Juneau - Albemarle Corporation - SVP, President- Performance Chemicals

Yes, of course there are. So, if you think about the number of different applications that we sell into, we’re always trying to manage that combination of the value that we bring in each specific application. And we price as much as we can based on that value in the application.

And so, there’s always an element where you’re pushing that price to the point of what’s the indifference point, what’s the point where companies look for substitutes. So, we have to balance that in how we run the business every day.

Unidentified Audience Member

(inaudible — microphone inaccessible)

Matthew K. Juneau - Albemarle Corporation - SVP, President- Performance Chemicals

It depends on the application. It really varies. I mean, you can look at — I’m sorry, what’s the substitute for bromine? I got to ask the questions for everybody here.

So, what’s the substitute for bromine? It really depends on the application. So, if you look in oil field drilling, for example, it’s a density play. So, if you have a relatively low pressure formation, you are going to use a chloride-based solution as opposed to a bromide-based solution.

If you have very high pressure formulations, bromine-based solutions have to compete against cesium formate, for example. If you look at applications like flame retardants, sometimes the substitute is a different type of flame retardant; sometimes it’s a different resin system.

If you look at televisions today, you have plastic backs, you have metal backs, for example. A metal back doesn’t use a flame retardant. So, there’s a different type of substitute in almost every application.

Luther C. Kissam - Albemarle Corporation - President, CEO

Yes, go ahead.

Unidentified Audience Member

(inaudible — microphone inaccessible)

Luther C. Kissam - Albemarle Corporation - President, CEO

Yes. The question is given the market dynamics in bromine, why don’t you have more pricing power?

And I think that I’ll take this one to start. First of all, it’s a competitive marketplace. The Israelis have additional capacities, Israeli Chemical.

The Chinese, because of so much where the derivative production has moved to into Asia, the Chinese producers, both the bromine producers and some have gone downstream in the derivatives where they’re moving it, they are setting the price for that volume that they’re moving in there because of the competitive situation of where those producers are. They’ve got enough volume that they can have an impact on the price that the big producers are selling into those markets which are some of the larger growth markets for the printed wiring board makers, for instance, in that location.

So, I think it’s still a competitive marketplace. I think cost and service give a competitive advantage to that. And we’ll continue.

I think you also look at this business — you look at the bromine business standalone, it’s plus 30% margins. So, we get real value for the products that we’re selling and real products for the value that those products bring to the ultimate end product.

Any other — yes, on the end.

Unidentified Audience Member

(inaudible — microphone inaccessible)

Luther C. Kissam - Albemarle Corporation - President, CEO

Okay, yes. The question there was what is the rationale for the deal that Albemarle announced the joint venture with Israeli Chemical Limited, I believe. Is that correct?

Matt, you want to take that one?

Matthew K. Juneau - Albemarle Corporation - SVP, President- Performance Chemicals

So, if you look at the product that we’ll be jointly producing, it is used in insulation for construction — rigid insulation board. And it’s truly a replacement product of a product called HBCD that is going to be phased out over a several year period at least in Europe and over time in the rest of the world.

And if you look at the next several years, both products will be in the market. And by combining production, we’ll be able to bring that capacity in as the industry needs it. We’ll also be able to do better from a capital point of view than we would’ve been able to do by ourselves. So, it actually manages our capital investment commensurate with the market needs.

Unidentified Audience Member

(inaudible — microphone inaccessible)

Luther C. Kissam - Albemarle Corporation - President, CEO

Yes, the question is would that imply better pricing power. No, it doesn’t imply better pricing power. Both companies are free to market that product independently of one another. But what it does imply is that Albemarle was looking to be as efficient as they could in the deployment of the capital that we have, particularly for a replacement product.

So, we are looking to improve our return on the dollars that we invest. But still have no impact on the market dynamics as far as marketing those products, but we’ll be continuing to compete.

Matthew K. Juneau - Albemarle Corporation - SVP, President- Performance Chemicals

You know, I’d just add it’s only a production venture. So, we are totally independent from a marketing point of view.

Luther C. Kissam - Albemarle Corporation - President, CEO

Yes?

Unidentified Audience Member

(inaudible — microphone inaccessible)

Matthew K. Juneau - Albemarle Corporation - SVP, President- Performance Chemicals

So, the question is what have we seen with revenue trends and volume trends, I guess, with servers overtaking PCs and demand for flame retardants and where we see that going over the next few years.

So, traditionally, the proxy I’m going to use to talk about this is tetrabrom demand, which is the biggest volume brominated flame retardant, and it is the big volume product that goes into printed wiring boards. And the traditional driver for printed wiring boards was the desktop and the notebook PC. Clearly that’s been in decline since about 2012. And while it’s stabilized a little bit this year, the long-term trends are surely not any better.

So, our numbers and our estimates say that in 2013, servers actually overtook the desktop PC for the first time and we see this reflected in two ways. If you look at our volume trends for that product line, they have stabilized this year and actually improved by a couple of percentage points. So, that, along with, we’d also add, I think, the use of circuit boards in automotive have probably been the driver for helping that stabilization.

And now the question is what happens over the next few years. And what we see is we don’t see this type of application becoming a big GDP plus driver, but we do believe that over the next few years, they can grow at GDP type levels.

Luther C. Kissam - Albemarle Corporation - President, CEO

Anything else? Yes?

Unidentified Audience Member

(inaudible — microphone inaccessible)

Luther C. Kissam - Albemarle Corporation - President, CEO

Yes. So, the question is does Apple use brominated flame retardants, and the question is why not. So, Matt?

Matthew K. Juneau - Albemarle Corporation - SVP, President- Performance Chemicals

Yes, so Apple has made a choice going back several years to try to base their products either on phosphorus or no flame retardant at all. And I highlight the no flame retardant at all because if you look at a lot of what they use for enclosures, Apple uses metal backs, right? So, that’s a choice they made from a marketing point of view; it’s also a choice they made I think, frankly, because they have premium products and they can afford the extra cost maybe a little better than the average PC maker can.

Luther C. Kissam - Albemarle Corporation - President, CEO

Yes? Let me get him in the back since you’ve already asked one. Go ahead.

Unidentified Audience Member

(inaudible — microphone inaccessible)

Luther C. Kissam - Albemarle Corporation - President, CEO

So, the question is when does the Takreer refinery come online and what does that do to capacity in the FCC business. Is that right?

We have, as we said in the second quarter as we expected to and we have, we have shipped ECAT to the Takreer units. So, for the startup, you can’t feed fresh catalysts in there. We would expect to begin shipping fresh catalysts toward the end of this year or the beginning of the next year.

We just recently brought online about a 10% debottleneck of our Bayport facility — brought it on last week, in fact. It’s running fine. You always have some kinks to work out, but doing well there; team did a great job. And would expect that necessary to be able to supply all of our customers that we have today plus that Takreer demand going forward.

So, we hadn’t really seen because of that new capacity, we’d be able to supply the demand through 2016, 2017. So, we’ve got foreseeable capacity to meet our customers’ needs.

Unidentified Audience Member

(inaudible — microphone inaccessible)

Luther C. Kissam - Albemarle Corporation - President, CEO

Yes.

Unidentified Audience Member

(inaudible — microphone inaccessible)

Luther C. Kissam - Albemarle Corporation - President, CEO

Yes. So, the question was when would we expect to see pricing continue to move up.

About 18 months ago, we announced a 10% price increase in our FCC catalyst. And said, because of the way our contracts roll, it would take three years to really get that fully implemented. We’re about halfway through that and we’re about where we thought we would be with those increases.

So, I think the way the cycle runs, we’ll certainly look at how our catalyst is performing in those units, what the bids are and what the opportunities are to price with additional value will bring into the refineries.

Yes?

Unidentified Audience Member

(inaudible — microphone inaccessible)

Luther C. Kissam - Albemarle Corporation - President, CEO

So, the question there becomes — I believe if I heard you correctly what hurdles do we expect for the closing of the Rockwood transaction was the first question. The second question was how core or critical do we see the surface treatment business. Is that right?

Well, the hurdles for this transaction are the hurdles that you have for every transaction. We’ve got to get — the Rockwood shareholders have to have an approval of the transaction itself and the Albemarle shareholders have to have approval of the issuance of the shares that we’re going to do as part of the purchase price. We’re going to try to have that vote, as we said, in the fourth quarter.

Then we’ve got regulatory hurdles that have to be cleared — the various regulatory filings around the world, with China as we said being the long lead time item. But we still would expect to close early in 2015.

With regard to surface treatment, I think those of you that read the S-4 understand that there were other offers for that surface treatment business. We will continue to operate that business; we like it. We think it has good margins.

Joris Merckx and his team have done a great job. If you look over the last three years, they’ve grown margins, they’ve spread the margins, they’ve gained market share and they’ve grown revenue every year for three years. Any one of those is difficult enough to do, but to do all three of them as a strong business with strong margins is very capital-light so it throws off a lot of cash. And we plan on operating those businesses.

Anything else?

Okay. Well listen, thanks very much for the interest in Albemarle. We appreciate you taking the time to come see us this morning. If anybody has any other questions, they could follow up with Lorin Crenshaw.

Filed by Albemarle Corporation

(Commission File No.: 1-12658)

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Rockwood Holdings, Inc.

(Commission File No: 1-32609)

Albemarle Corporation
Investor Presentation
Luke Kissam, President and Chief Executive Officer
Matt Juneau, Sr. Vice President and President, Performance Chemicals
September 9, 2014
ALBEMARLE®

Forward Looking Statements
Some of the information presented in this document and discussions that follow, including, without limitation, statements with respect to the proposed transaction with Rockwood Holdings, Inc. (“Rockwood”) and the anticipated consequences and benefits of the transaction, the targeted close date for the transaction, product development, changes in productivity, market trends, price, expected growth and earnings, cash flow generation, costs and cost synergies, portfolio diversification, economic trends, outlook and all other information relating to matters that are not historical facts may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. There can be no assurance that actual results will not differ materially. Factors that could cause actual results to differ materially include, without limitation: the receipt and timing of necessary regulatory approvals; the ability to finance the transaction; the ability to successfully operate and integrate Rockwood’s operations and realize estimated synergies; changes in economic and business conditions; changes in financial and operating performance of our major customers and industries and markets served by us; the timing of orders received from customers; the gain or loss of significant customers; competition from other manufacturers; changes in the demand for our products; limitations or prohibitions on the manufacture and sale of our products; availability of raw materials; changes in the cost of raw materials and energy; changes in our markets in general; changes in laws and government regulation impacting our operations or our products; the occurrence of claims or litigation; the occurrence of natural disasters; political unrest affecting the global economy; political instability affecting our manufacturing operations or joint ventures; changes in accounting standards; changes in the jurisdictional mix of our earnings and changes in tax laws and rates; volatility and substantial uncertainties in the debt and equity markets; technology or intellectual property infringement; decisions we may make in the future; and the other factors detailed from time to time in the reports we file with the SEC, including those described under “Risk Factors” in the preliminary joint proxy statement / prospectus filed by Albemarle and Rockwood in connection with the transaction, and in our Annual Report on Form 10-K and our Quarterly Reports on Form 10-Q. These forward-looking statements speak only as of the date of this communication. We expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.
Information with respect to Rockwood, including non-GAAP information is taken or derived from Rockwood’s public filings and Rockwood’s management estimates and we take no responsibility for the accuracy or completeness of such information. It should be noted that this presentation contains certain financial measures, including Net Sales, and Segment Income, that are not required by, or presented in accordance with, accounting principles generally accepted in the United States, or GAAP. These measures are presented here to provide additional useful measurements to review our operations, provide transparency to investors and enable period-to-period comparability of financial performance. A description of non-GAAP financial measures that we use to evaluate our operations and financial performance, and reconciliation of these non-GAAP financial measures to the most directly comparable financial measures calculated and reported in accordance with GAAP, can be found in the Investors section of our website at www.albemarle.com, under “Non-GAAP Reconciliations” under “Financials.”
ALBEMARLE® 2

Albemarle Acquisition of Rockwood: A Compelling Transaction
Creates a premier specialty chemicals company with leading positions in attractive end markets around the world
Accelerated growth potential across four, high-margin businesses – lithium, catalysts, bromine and surface treatment
Differentiated, performance-based, technologies driving innovative solutions
Capacity in place to serve future growth to drive improved profitability
Outstanding cash generation capacity supports rapid deleveraging, ongoing dividend and investments to drive future growth
ALBEMARLE® 3

Transaction Overview
Key Terms
$50.65 in cash and 0.4803 of a share of Albemarle stock per Rockwood share
~60% cash / ~40% stock
~70% Albemarle shareholders and ~30% Rockwood shareholders
Financial Impact
Accretive to cash EPS in year one and adjusted EPS in year two
Substantially accretive to EPS thereafter
$500 million+ annual free cash flow
Financing
Committed financing in place
Expect to maintain investment grade rating
Closing Conditions
Closing expected in Q1 of 2015
Subject to shareholder and regulatory approvals
Synergies
Confident in achieving the estimated $100 million in cost synergies in first 2 years
Elimination of duplicate corporate and back office costs from both companies
Consolidate assets and sites
Leverage scale to improve sourcing costs
ALBEMARLE® 4

Integration Update
Established joint integration teams with members from both companies
» Functional – real estate, logistics, supply chain, finance, shared services, tax, IT, legal
» Cross-functional – Day 1 readiness, communications, organizational design
Engaged one of the top integration consulting teams to assist with integration
Building on best practices from both companies
Team is focused/dedicated full time to identify and quantify synergies in the following areas:
» Reduce Costs – corporate costs, operational process, real estate footprint, non-raw material sourcing, shared services centers
» Accelerate Growth – leverage R&D capabilities, new product development, cross-selling opportunities
Shareholder vote expected in 4Q14
ALBEMARLE® 5

Leadership Across Four Highly Attractive Growth Segments
Global Ranking
Lithium
#1
2013A
Revenue EBITDA (1)
% Margin (1)
$479
$182
38%
Performance Chemicals (2)
#1/2
$1,392
$361
26%
Catalysts (2)
#1/2
$1,002
$267
27%
Surface Treatment
#2
$770
$174
23%
Growth
2.0x – 3.0x
GDP
1.0x – 1.5x
GDP
1.0x – 2.0x
GDP
1.0x – 2.0x
GDP
Characteristics
Mineral extraction and processing businesses
Low cost position on global cost curve
Vertically integrated
High demand growth
Technology driven
Critical customer service
Ability to differentiate offering
Strong free cash flow
Key Competitors
Source: Company information.
Note: USD in MM.
(1) EBITDA & EBITDA margin calculated before corporate overhead expenses
(2) Excludes the impact of the divesture of Albemarle’s antioxidant, ibuprofen and propofol businesses and assets (closed August 31, 2014)
ALBEMARLE® 6

Bromine and Lithium Value Chains Are Very Similar
Low Cost Sourcing and Processing
Best sourcing and most diverse locations in the world due to long term reserves and highest concentration levels
Chile, Australia, and Nevada for lithium
Arkansas and the Dead Sea for bromine
Chile, Nevada, Arkansas, and Dead Sea all extracted from brine
Value-Added Derivatization
Lithium converted into products used in electronic chemicals, pharma, energy storage, plastics, electronic materials, rubber, etc.
Bromine converted into products used in electronics, automotive, oilfield, mercury control, agriculture, pharma, etc.
Process and product technology leadership with in house R&D
Global Marketplace
Culture of customer focus and product innovation
Ability to cross-sell to same end markets as well as opening opportunities to new end markets
Increased diversity across end markets, geographies, and technologies will provide access to new customers
Low cost production of Bromine and Lithium with value added products
ALBEMARLE® 7

Increased Diversity Across End Markets and Geographies
Albemarle (1) Rockwood (2) Combined (1)
Geography 22% 31% 46% 10% 16% 21% 53% 20% 4% 39% 37%
End Markets 2% 2% 33% 22% 12% 11% 9% 5% 4% 8% 8% 5% 9% 25% 1% 14% 30%
11% 21% 18% 9% 10% 6% 12% 3% 6% 3%
Americas EMEA Asia ROW
Aerospace/Utilities
Agriculture/Food Safety
Automobile
Chemicals/Plastics
Construction
Electronics
Metal Treatment Pharma/Life Sciences
Other Refining/Oilfield
Source: Company filings.
(1) Not adjusted for divestiture of Antioxidants , Ibuprofen, and propofol businesses announced in April 2014.
(2) Excludes discontinued operations.
ALBEMARLE® 8

Attractive Growth Opportunities Across Businesses
Lithium – Efficient Energy Storage
» Consumer electronics
» Automotive
» Stationary batteries
Bromine – Leveraging New Applications
» Digital technology
» Offshore deep water drilling
» Mercury control emission reduction
Catalysts – Energy Demand & Improving Environmental Standards
» Fuel consumption in developing economies
» Clean air/clean fuel mandates
» Increasingly complex crude slates
Surface Treatment – Differentiated Customer Service and Innovation
» Automotive and components
» Aerospace industries
» General industry
ALBEMARLE® 9

Strong Free Cash Flow Allows De-leveraging
$275 $365 $500 $600 - $900
3.0%
4.0%
5.0%
6.0%
7.0%
8.0%
9.0%
10.0%
0
200
400
600
800
$1,000
2013A(1) 2014PF(1) 2015PF(2) 3 - 5 years(2)
FCF Yield Free Cash Flow
FCF growth driven by earnings growth and low CAPEX requirements
$500M+ annual free cash flow before one time tax payment in 2015 to repatriate ~$4B in existing and future cash
Focus on rapidly reducing leverage achieving target by 2017
CAPEX in the range of 4-6% of revenue
Remain committed to previously announced working capital reduction of $100M by 2015
Expect to maintain current annualized dividend of $1.10 per share and annual increases
Net-Debt-to-EBITDA
4.0 0.0 1.0 2.0 3.0 Available for dividend increases, investments and share repurchases
ALB Target leverage 2.0 - 2.5x
2014PF 2015E 2016E 2017E 2018E
(1) 2013A and 2014PF FCF excludes the impact of rare earth and the divestiture of antioxidant, ibuprofen and propofol businesses and assets (closed August 31, 2014)
(2) 2015PF and Next 3-5 years FCF yield calculated using pro-forma market capitalization post Rockwood acquisition
ALBEMARLE® 10

Performance Chemicals Overview
By Business
Fire Safety
Solutions
Specialty
Chemicals
Fine Chemistry
Services
By Region
Americas
EUMEI
Asia Pacific
(% of sales as for 2013*)
Growth Drivers
Energy demand & increased deep water drilling driving completion fluids
Clean air regulations bolstering mercury control
Demand for process R&D and rapid commercialization services
Surging data traffic requiring high-end servers
Automotive electronics driving growth
Prospect of fire safety standards in BRICs
Customers
Drilling and oil service, agriculture, pharmaceutical and water treatment companies
Engineering plastics and resin manufactures and plastic compounders, and suppliers and distributors
Principal Competitors
FRs & Br Derivatives: ICL & Chemtura
Mineral FRs: Nabaltec, J.M. Huber, Kyowa Chemical
Fine Chemistry Services: Sigma Aldrich, Lonza, BASF, Clariant
Curatives: Lonza and Johnson Fine Chemicals
2013 Financial Summary*
Sales: $1.4B
EBITDA: $0.36B
EBITDA Margin: 26%
EBITDA & EBITDA margin calculated before corporate overhead expenses
* Excludes the impact of the divesture of Albemarle’s antioxidant, ibuprofen and propofol businesses and assets (closed August 31, 2014)
ALBEMARLE® 11

Bromine is Essential to Performance Chemicals
Water Treatment
Oil Drilling
Food Safety
Consumer Electronics
Mercury Abatement
Transportation
Pharma/Ag
Mobile Computing & Data Processing
Strong Barriers to Entry for Bromine
• Recovery is both capital & energy intensive
• Difficult & expensive to transport
• Additional technology & capital needed to derivatize
• Product stewardship and Health, Safety & Environmental expertise crucial
Albemarle delivers value from bromine uses across multiple end markets
ALBEMARLE® 12

Strong Core of Bromine & Derivatives with High Value
Diverse Bromine and Bromine Derivatives Offering
Gross Profit from Bromine-based Products
2004 2007 2010 2013
Fire Safety Solutions Specialty Chemicals
Delivering Attractive High-Value Margins
Relative Contribution/Kg Bromine Utilized (2013)
Bromine Product A Product B Product C Product D Product E Product F Product G Product H
ALBEMARLE® 13

Leading Bromine Sourcing Position
ALB & ICL
ALB & CHMT
Closed in 2006
UK plant in 2003. France plant in 2005.
0 2000 4000 6000 8000 10000 12000 (ppm)
Seawater
China
India Concentrate
Michigan
Arkansas
Dead Sea
Dead Sea Concentrate
Competitive
Noncompetitive
2014 Global Capacity
80% 20%
Competitive Noncompetitive
Only producer with access to the two best sources of bromine
ALBEMARLE® 14

Market Trends: BFRs

Servers

Key Drivers

- Continued digitalization (i.e. increase in mobile data traffic and increase in cloud/big data storage)
- Servers have overtaken PCs as key to BFR consumption in Printed Circuit Boards

Estimated Circuit Board FR Consumption
(Consumption/device x unit sales)



Server
Desktop
Laptop
Tablet + Mobile Phone

Source: Management estimates

Automobiles

Key Drivers

- Stricter fuel economy and emissions mandates
- Requirements for advanced safety systems
- Consumer demand for greater infotainment capabilities
- Consumer demand for luxury vehicles and convenience features
- Growth of hybrid and electric vehicles
  - Hybrid vehicle worldwide market projected to grow 200% from 2014 to 2017

Semiconductor Opportunity by Category
(Sales)



Powertrain
$4.4B
$7.8B
Safety
$5.1B
$8.9B
Body
$5.2B
$8.2B
Infotainment
$3.5B
$5.2B
2010
2015

Source: Infineon; BofA Merrill Lynch Global Research estimates; World Bank; IHS; KPMG; Management estimates

Best product portfolio for widest range of electrical and electronic applications

ALBEMARLE®

15

Market Trends: Non-FR Bromine Trends
Oilfield Chemicals
Key Drivers
Offshore Gulf of Mexico rig count forecasted to rise from 43 to near 50 by end of 2014, and 60 by end of 2015
International CAPEX growth driven by Middle East (14%), Latin America (13%) and Russia/FSU (11%)*
Global Completion & Production Services
0
20
40
60
80
100
120
140
160
7% CAGR
(2011-2016)
2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016
North America South and Central America
Europe Middle East and Africa
Asia Pacific
Revenue in billions
Source: GBI Research; JP Morgan
* Reflects 2014 forecasted CAPEX growth vs. 2013
Bromobutyl Rubber
Key Drivers
Recovery in car markets in developed world
Higher rates of car ownership in developing world (India, China, etc.)
Additional “radialisation” of the tire market in developing world, especially in commercial vehicles
China Tire Market Segmentation on the Basis of Radial and Non-Radial Tire Production (2012)
28.6% 71.4%
Radial
Non-Radial
Source: Primary Research and Industry Sources; Ken Research; Morgan Stanley Research
India Tire Market Segmentation on the Basis of Level of Radialisation (2012)
0%
20%
40%
60%
80%
100%
Passenger Cars Commercial Vehicles
ALBEMARLE® 16

Market Trend: Mercury Control
Key Drivers
EPA MATS standard (2Q 2015) will drive NA growth
China is a major long-term opportunity
Europe, industrial boilers, cement kilns are add-on opportunities
Albemarle’s Offerings in Mercury Control:
Section 45 – Calcium Bromide
Pre-combustion – Calcium Bromide
Brominated PAC – Bromine
Flue Gas – Bromine
NA Bromine Demand in Mercury Control
mT
-
5,000
10,000
15,000
20,000
25,000
30,000
35,000
40,000
2012 2013 2014 2015 2016 2017
NA Coal Power Plant – MATS Compliance Strategy
Plan to
Retire
Capital Spent/
Being spent to
comply with MATS
Capital
Plans
Unknown
8% 16% 76%
Source: Albemarle estimates; US Energy Information Administration.
Leveraging strength in bromine derivatives to address more stringent industry standards
ALBEMARLE® 17

Creating New Bromine Demand Drivers
Addressing Substantial Market Opportunities
Delivering value by leveraging bromine properties
Executable and realistic
Uniquely Positioned to Succeed
Bromine strength, focus and reputation
Catalyst expertise and process development
Custom Services provides speed-to-market and
low-cost sample production
Stand-alone technical and business development team
able to leverage the larger organization as needed
A Strong and Growing Pipeline of Projects
4 ACTIVE PROGRAMS
10 EMERGING PROJECTS
160 PROJECT CONCEPTS
Growing new high-revenue, high-value businesses
ALBEMARLE® 18

Performance Chemicals: Delivering Sustained Results
Segment Income Margins
26% 26%
21%
2011 2012 2013 Mineral FR
Improvement
Portfolio
Management
Price Bromine @
80% Utilization
Additional
Costs
Target
27% - 30%
* Portfolio Management includes the divesture of Albemarle’s ibuprofen and propofol businesses and assets (closed August 31, 2014)
ALBEMARLE® 19

Additional Information
Important Information for Stockholders and Investors
In connection with the proposed transaction between Albemarle Corporation (“Albemarle”) and Rockwood Holdings, Inc. (“Rockwood”), Albemarle and Rockwood have filed with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 (the “Registration Statement”), which includes the preliminary joint proxy statement of Albemarle and Rockwood and which also constitutes a preliminary prospectus of Albemarle. The information in the preliminary joint proxy statement/prospectus is not complete and may be changed. The definitive joint proxy statement/prospectus will be mailed to stockholders of Albemarle and Rockwood after the Registration Statement is declared effective by the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO), BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the Registration Statement and joint proxy statement/prospectus, as well as other documents filed by Albemarle and Rockwood, at the SEC’s website (www.sec.gov). Copies of the Registration Statement and joint proxy statement/prospectus and the SEC filings that will be incorporated by reference therein may also be obtained for free by directing a request to either: Albemarle Corporation, 451 Florida Street, Baton Rouge, Louisiana 70801, USA, Attention: Investor Relations, Telephone: +1 (225) 388-7322, or to Rockwood Holdings, Inc., 100 Overlook Center, Princeton, New Jersey 08540, USA, Attn: Investor Relations, Telephone +1 (609)
524-1101.
Participants in Solicitation
Albemarle, Rockwood, their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Albemarle’s directors and executive officers is available in its proxy statement filed with the SEC by Albemarle on March 28, 2014, and information regarding Rockwood’s directors and executive officers is available in its proxy statement filed with the SEC by Rockwood on March 28, 2014. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the Registration Statement and the joint proxy statement/prospectus (or will be contained in any amendments or supplements thereto and in other relevant materials to be filed with the SEC, when they become available). These documents can be obtained free of charge from the sources indicated above.
ALBEMARLE® 20